December 1, 2008

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Form AW—Request for Withdrawal
The Integrity Funds (File Nos. 33-53698; 811-07322)
Registration on Form N-1A

Ladies and Gentlemen:

The Integrity Funds (the "Registrant") hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of a post-effective amendment to a registration statement on Form N-1A pertaining to Integrity Managed Portfolios, incorrectly filed under the Registrant's registration number (File Nos. 33-53698 and 811-07322), on November 28, 2008 (Accession No. 0000866841-08-000028) (the "Post-Effective Amendment").

Integrity Managed Portfolios is a different registrant. The Post-Effective Amendment was filed under the Registrant's registration number as a result of a clerical error. No securities of The Integrity Funds were sold, or will be sold, pursuant to the Post-Effective Amendment.

If you have any questions concerning the foregoing, please do not hesitate to contact Suzanne Russell of Chapman and Cutler LLC, counsel to the Trust, at (312) 845-3446.

Sincerely,

THE INTEGRITY FUNDS

By: /s/Robert E. Walstad
Robert E. Walstad
Interim President

By: /s/Adam Forthun
Adam Forthun
Treasurer